As filed with the Securities and Exchange Commission on October 7, 2008
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

SMITHTOWN BANCORP, INC.
(Exact name of registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	11-2695037 (I.R.S. Employer Identification Number)

100 Motor Parkway, Suite 160
Hauppauge, NY 11788-5138
(631) 360-9300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

BRADLEY E. ROCK
Chairman, President and Chief Executive Officer
100 Motor Parkway, Suite 160
Hauppauge, NY 11788-5138
(631) 360-9300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Mark J. Menting, Esq.
Ann Bailen Fisher, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE
Title of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Primary Offering: Common Shares, par value $0.01 per share	3,000,000(2)	$20.20	$60,600,000	$2,381.58
Secondary Offering: Common Shares, par value $0.01 per share	1,965,000 (3)	$20.20	$39,693,000	$1,559.93
Rights:	4,965,000 (4)
Total:	4,965,000	$20.20	$100,293,000	$3,941.51

(1)
Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sale prices of the Registrant’s Common Shares on The NASDAQ Global Select Market on October 1, 2008.

(2)
There are being registered hereunder 3,000,000 shares of Common Shares that may be issued by the registrant at various times and at indeterminate prices. The registrant will establish the proposed maximum offering price per share if and when it offers Common Shares registered under this registration statement.

(3)	Includes 1,965,000 Common Shares to be offered and sold, from time to time, by one or more Selling Shareholders.

(4)	Each Common Share includes one share purchase right issued under the Registrant’s shareholder protection rights agreement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated October 7, 2008

PROSPECTUS

Smithtown Bancorp, Inc.
4,965,000 Common Shares
(par value $0.01 per share)

From time to time, we may offer and sell our common shares in amounts, at prices and on terms described in one or more supplements to this prospectus. The aggregate amount of common shares offered by us under this prospectus will not exceed 3,000,000. The selling shareholders may offer and sell, from time to time, an aggregate of up to 1,965,000 common shares under this prospectus. The prices at which the selling shareholders may sell the common shares will be determined by prevailing market prices or through privately-negotiated transactions. We will not receive any proceeds from the sale of common shares by the selling shareholders. See “Use of Proceeds” on page 10 and “Selling Shareholders” on page 20 of this prospectus. The common shares offered hereby are referred to as the Shares.

This prospectus provides you with a general description of the Shares that may be offered in one or more offerings. Each time we offer shares, we will provide a supplement to this prospectus that will contain more specific information about the terms of that offering. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus.

You should read both this prospectus and the applicable prospectus supplement, as well as any documents incorporated by reference in this prospectus and/or the applicable prospectus supplement, before you make your investment decision.

Our common shares are quoted on The NASDAQ Global Select Market under the symbol “SMTB”. The last reported sale price of our common shares on The NASDAQ Global Select Market on October 6, 2008 was $20.35 per share.

Investing in our common shares involves risks. You should carefully consider the risk factors beginning on page 3 of this prospectus and set forth in the documents incorporated by reference herein before making any decision to invest in our Shares.

The Shares may be sold by us or the selling shareholders to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any underwriters are involved in the sale of any Shares with respect to which this prospectus is being delivered, the names of such underwriters and any applicable discounts or commissions and over-allotment options will be set forth in a prospectus supplement. The price to the public of such Shares and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

None of the Securities and Exchange Commission (the “SEC”), the New York State Department of Banking, the Federal Deposit Insurance Corporation (the “FDIC”), the Board of Governors of the Federal Reserve System (the “FRB”) or any state securities commission or any other federal or state bank regulatory agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Shares offered by this prospectus are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the FDIC or any other government agency.

The date of this prospectus is                      , 2008.

You should rely only on the information set forth or incorporated by reference in this prospectus or any supplement. No dealer, salesperson or other person is authorized to provide you with information different from that which is set forth or incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities it describes, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or prospectus supplement or any sale of a security.

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Prospectus Summary

Unless the context indicates otherwise, all references in this prospectus to “we,” “us” and “our” refer to Smithtown Bancorp, Inc. and its subsidiaries, including Bank of Smithtown, on a consolidated basis. This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may offer from time to time up to 3,000,000 Shares in one or more offerings, and the Selling Shareholders may offer from time to time up to 1,965,000 Shares. This summary does not contain all of the information that is important to you in determining whether to purchase Shares in this offering. Therefore, you should read carefully the more detailed information set forth elsewhere in this prospectus and in our filings with the SEC that are incorporated by reference in this prospectus. Please refer to “Where You Can Find More Information” on page 26.

Smithtown Bancorp, Inc.

General

We are a New York State registered bank holding company with one wholly owned bank subsidiary, Bank of Smithtown (the “Bank”), and three other wholly owned subsidiaries, Bank of Smithtown Capital Trust I, Bank of Smithtown Capital Trust II and Bank of Smithtown Capital Trust III, all of which were formed for the purpose of issuing trust preferred securities. We were organized as a New York business corporation and were incorporated under the laws of New York State in 1984, functioning primarily as holder of all of the Bank’s common shares.

The Bank engages in a complete range of commercial and consumer banking services as well as trust services, including demand, savings and time deposits accepted from consumers, businesses and municipalities located primarily within Suffolk and Nassau Counties, Long Island, New York. These deposits, along with funds generated from operations and other borrowings, are invested primarily in (1) commercial and residential mortgages, (2) construction and land loans, (3) secured and unsecured commercial loans, (4) secured and unsecured consumer loans, (5) U.S. treasury and government agency securities, (6) obligations of state and political subdivisions and (7) Fannie Mae, Freddie Mac, Federal Home Loan Bank and Ginnie Mae mortgage-backed securities. The Bank also offers merchant credit and debit card processing, safe deposit boxes and online banking, including bill pay, telephone banking, automated teller machines and individual retirement accounts. Through its financial services subsidiary, Bank of Smithtown Financial Services, Inc., the Bank offers tax-deferred annuities and mutual funds and accepts commission payments generated through a program called “Investors Marketplace.” Through Bank of Smithtown Insurance Agents and Brokers, Inc., which purchased the assets of Payne & Palmieri, a small insurance agency located in East Setauket, the Bank offers a full line of commercial and personal insurance products. An additional subsidiary, BOS Preferred Funding Corporation, is a real estate investment trust, formed as a vehicle for capital enhancement for the Bank. The Bank’s primary source of income has been interest income received on loans, which has represented 86.17%, 84.17%, 80.42% and 77.50% of total revenue for the six months ended June 30, 2008, and each of the past three years, respectively. As the Bank services a wide range of customers, there is no dependence upon any single customer, the loss of which would have a material adverse effect on its business.

The Bank currently employs a total of 225 full-time equivalent individuals on a full- and part-time basis, including the employees of its subsidiaries.

Market Area

The Bank’s primary market area extends along the north shore of Long Island, including both Nassau and Suffolk Counties, principally from Port Washington to Wading River. All of the Bank’s current eighteen branch offices are located within this region, as are the majority of the consumers and businesses whom it serves. As part of the Bank’s continued growth plans to serve a wider geographical customer base, six additional leases have been signed for branch locations in Huntington, New York City, Port Jefferson, Deer Park, East Setauket and St. James. The first three above mentioned branches are slated for opening during the third and fourth quarters of 2008. Within the Bank’s primary market area, the majority of businesses are considered small businesses, and lending tends to be concentrated within commercial and residential real estate, health services, technology, insurance and construction industries, as well as small professional businesses.

The Bank makes loans, on Long Island and throughout the greater New York City metropolitan area, for office and retail properties, industrial properties, storage facilities, professional offices, golf courses and other recreational facilities, parking garages and other commercial uses. Loans are also made for land acquisition and/or for the construction of residential properties and commercial properties. Due to changes in the market resulting from the subprime crisis, over the past several months the Bank’s lending focus has shifted from short-term construction lending toward more permanent mortgage loans for commercial, multi-family and single-family purposes. As of June 30, 2008, of the total real estate loan portfolio of $1.3 billion, the commercial and residential mortgage portfolio totaled $950.5 million.

Bank of Smithtown Insurance Agents and Brokers, Inc. provides insurance and financial services to a wide range of consumer and business customers, who reside primarily on Long Island and the metropolitan area. Insurance products are also provided nationally by Bank of Smithtown Insurance Agents and Brokers, Inc., but to a much lesser degree. Bank of Smithtown Financial Services, Inc. serves consumers located primarily within the Bank’s market area.

Corporate Information

Our principal executive offices are located at 100 Motor Parkway, Suite 160, Hauppauge, NY 11788. Our telephone number is (631) 360-9300, and our website is www.bankofsmithtownonline.com. Except for documents specifically incorporated by reference into this prospectus, information on our website is not incorporated herein by reference and is not part of this prospectus.

Our common shares are traded on The NASDAQ Global Select Market under the trading symbol “SMTB”.

The Offering

We may offer and sell up to 3,000,000 common shares from time to time. The selling shareholders named under “Selling Shareholders” may sell up to 1,965,000 common shares from time to time.

RISK FACTORS

An investment in our common shares is subject to risks inherent in our business. The material risks and uncertainties that our management believes affect us are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this prospectus. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that our management is not aware of or focused on or that our management currently deems immaterial may also impair our business operations. The information contained in this prospectus is qualified in its entirety by these risk factors. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

If any of the following risks actually occur, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the market price of our common shares could decline significantly, and you could lose all or part of your investment.

Risks Related to Our Business and Operations

We Have Grown Significantly but May Not Be Able to Sustain This Rate of Growth

Our assets have increased $957.9 million, or 169.5%, from $565.1 million at December 31, 2003 to $1.52 billion at June 30, 2008, primarily due to organic loan growth funded by retail deposit growth. During that same time period, our deposits increased $631.4 million, or 131.2%, from $481.3 million to $1.11 billion. Achieving and sustaining growth requires us to attract new customers to increase our market share. Our ability to grow successfully will depend on a variety of factors including our ability to attract and originate high quality loans, the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. Our growth has placed, and it may continue to place, significant demands on our operations and management. We may not be able to sustain our recent growth rate and, if we fail to manage our growth effectively, our financial condition and operations could be harmed. Our future success also will depend on the ability of our officers and other key employees to continue to implement and improve our operational, credit, financial, management and other internal risk controls and processes and our reporting systems and procedures, and to manage a growing number of client relationships.

We are planning twelve new branches that we intend to open within the next 24 months. There are considerable costs involved in opening branches and new branches generally require a period of time to generate sufficient revenues to offset their costs, especially in areas in which we do not have an established presence. Our expenses could be further increased if we encounter delays in the opening of any of our new branches.

In the future, we may need to raise additional capital to support our continued growth. Our ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. If we cannot raise additional capital when needed and on favorable terms, our ability to sustain growth could be materially impaired.

We Are Subject to Risk Related to the Concentration of Our Loan Portfolio

The Bank generally invests a large proportion of its assets in loans secured by commercial and residential real estate properties on Long Island and the New York metropolitan area. While we do not expect a substantial decline in real estate values and economic conditions on Long Island and in the New York metropolitan area, a decline in these values or economic activities could have an impact on the value of collateral securing the loans as well as the ability for the repayment of loans. In addition, at June 30, 2008, construction loans represented 25.9% of our loan portfolio, and multi-family loans represented 15.6% of our loan portfolio. See a further discussion in “Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations” under “Loans” in our Annual Report on Form 10-K for the year ended December 31, 2007.

The Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and the FDIC have observed that commercial real estate is an area in which some banks have become increasingly concentrated. These agencies support banks serving a vital role in their communities by supplying credit for business and real estate development. However, the agencies are concerned that rising commercial real estate loan concentrations may expose institutions to unanticipated earnings and capital volatility in the event of adverse changes in commercial real estate markets. As a result of this concern, the agencies issued Commercial Real Estate Guidance (“CRE Guidance”) in December 2006 to ensure that institutions with such concentrations maintain strong risk management practices and appropriate levels of capital. This CRE Guidance does not impose any limits on the level of commercial real estate lending made by banks. The Bank has incorporated several actions in lending administration as part of its enhanced credit risk management processes, including the addition of a credit risk manager and the preparation of concentration reports for review and determination of risk ratings.

We Are Subject to Lending Risk

There are inherent risks associated with the Bank’s lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where we operate as well as those across the State of New York and the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. We and the Bank also are subject to various laws and regulations that affect our lending activities. Failure to comply with applicable laws and regulations could subject us to regulatory enforcement action that could result in the assessment of significant civil money penalties against us.

Our Allowance for Possible Loan Losses May Be Insufficient

The Bank maintains an allowance for possible loan losses, which is a reserve established through a provision for possible loan losses charged to expense, and represents our best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management’s continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for possible loan losses inherently involves a high degree of subjectivity and requires the Bank to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of the Bank’s control, may require an increase in the allowance for possible loan losses. In addition, bank regulatory agencies periodically review the Bank’s allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for possible loan losses, the Bank will need additional provisions to increase the allowance for possible loan losses. Any increases in the allowance for possible loan losses will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on our financial condition and results of operations. See the section captioned “Application of Critical Accounting Policies—Allowance for Possible Loan Losses” in Item 2 of our Quarterly Report on Form 10-Q for the period ended June 30, 2008, for further discussion related to the Bank’s process for determining the appropriate level of the allowance for possible loan losses.

Changes in Interest Rates Could Affect Profitability

The ability to earn a profit, as is the case for most financial institutions, depends in large part on net interest income, which is the difference between interest income that the Bank earns on its interest-earning assets, such as loans and investments, and the interest expense that the Bank incurs on its interest-bearing liabilities, such as deposits and borrowings. The Bank’s profitability depends on its ability to manage its assets and liabilities during periods of changing market interest rates. A sustained decrease in market interest rates could adversely affect earnings. When interest rates decline, borrowers may refinance existing loans, sometimes even in spite of prepayment penalties. Funds received by the Bank as a result of these refinancings would be reinvested at lower rates. Additionally, funds received on matured investment securities may be reinvested in lower yielding instruments. In a period of rising interest rates, the rates paid on interest-bearing deposits could rise more rapidly than the rates earned on interest-earning assets.

Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could influence not only the interest that the Bank receives on loans and securities and the amount of interest that the Bank pays on deposits and borrowings, but such changes could also affect the Bank’s ability to originate loans and obtain deposits. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations. See the section captioned “Quantitative and Qualitative Disclosures about Market Risk” in Item 3 of our Quarterly Report on Form 10-Q for the period ended June 30, 2008, for further discussion related to our management of interest rate risk.

We Rely on Dividends from Our Subsidiaries for Most of Our Revenue

We are a separate and distinct legal entity from our subsidiaries. We receive substantially all of our revenue from dividends from our subsidiaries. These dividends are the principal source of funds to pay dividends on our common shares and interest and principal on our trust preferred securities. Various federal and/or state laws and regulations limit the amount of dividends that the Bank and certain non-bank subsidiaries may pay to us. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. In the event that the Bank is unable to pay dividends to us, we may not be able to service debt, pay obligations or pay dividends on our common shares. The inability to receive dividends from the Bank could have a material adverse effect on our business, financial condition and results of operations. For more information, see “Regulation and Supervision” on page 12.

We Operate in a Highly Competitive Industry and Market Area

The Bank’s market area is located primarily along the north shore of Long Island, from Port Washington to Wading River. Its customer base also includes the five boroughs of New York City and the greater New York metropolitan area. Competition in the banking and financial services industry is intense. The profitability of the Bank depends on its continued ability to successfully compete. We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and may have more financial resources. Such competitors primarily include national, regional, and community banks within the various markets in which we operate. Additionally, various out-of-state banks have entered or have announced plans to enter the market areas in which we currently operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can.

Our ability to compete successfully depends on a number of factors, including, among other things:

•	The ability to develop, maintain and build upon long-term customer relationships based on top quality service, high ethical standards and safe, sound assets.

•	The ability to expand our market position.

•	The scope, relevance and pricing of products and services offered to meet customer needs and demands.

•	The rate at which we introduce new products and services relative to our competitors.

•	Customer satisfaction with our level of service.

•	Industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

The Loss of Key Personnel Could Impair the Bank’s Future Success

Our future success depends in part on the continued service of our executive officers, other key members of management and its staff, as well as our ability to continue to attract, motivate and retain additional highly qualified employees. The loss of services of key personnel could have an adverse effect on the Bank’s business because of their skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified replacement personnel. We do not currently have employment agreements or non-competition agreements with any of our senior officers.

We Operate in a Highly Regulated Environment

We and the Bank are subject to extensive regulation, supervision and examination by the New York State Banking Department, the FDIC and the SEC. Such regulation and supervision govern the activities in which a financial institution and its holding company may engage and are intended primarily for the protection of the consumer, not security holders. Regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Recently, regulators have intensified their focus on the USA PATRIOT Act’s anti-money laundering and Bank Secrecy Act compliance requirements. In order to comply with regulations, guidelines and examination procedures in this area as well as other areas, the Bank has been required to adopt new policies and procedures and to install new systems. The Bank cannot be certain that the policies, procedures and systems in place are flawless, and there is no assurance that in every instance the Bank is in full compliance with these requirements. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, may have a material impact on operations. Such changes could subject us to additional costs, limit the types of financial services and products the Bank may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. For more information, see “Regulation and Supervision” on page 12.

Our Controls and Procedures May Fail or Be Circumvented

We regularly review and update our internal controls, disclosure controls and procedures and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

Our Information Systems May Experience an Interruption or Breach in Security

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the Bank’s customer relationship management, general ledger, deposit, loan and other systems. While the Bank has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us and the Bank to additional regulatory scrutiny, or expose us and the Bank to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We Continually Encounter Technological Change

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Bank’s future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

We Are Subject to Claims and Litigation Pertaining to Fiduciary Responsibility

From time to time, customers make claims and take legal action pertaining to the Bank’s performance of its fiduciary responsibilities. Whether customer claims and legal action related to the Bank’s performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect the market perception of the Bank and its products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

We Are Subject to Environmental Liability Risk Associated with Lending Activities

A significant portion of the Bank’s loan portfolio is secured by real property. During the ordinary course of business, the Bank may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Bank may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Bank to incur substantial expenses and may materially reduce the affected property’s value or limit the Bank’s ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although the Bank has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

Severe Weather, Natural Disasters, Acts of War or Terrorism and Other External Events Could Significantly Impact Our Business

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on our ability to conduct business. Such events could affect the stability of the Bank’s deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. Although we have established disaster recovery policies and procedures, the occurrence of any such event in the future could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Risks Associated with Our Common Shares

We May Issue Additional Common Shares or Equity Derivative Securities That Will Dilute the Percentage Ownership Interest of Existing Shareholders and May Dilute the Book Value per Share of Our Common Shares and Adversely Affect the Terms on Which We May Obtain Additional Capital

Our authorized capital includes 20,000,000 common shares and 100,000 shares of preferred shares. As of September 30, 2008, we had 11,799,477 common shares outstanding, including 1,965,000 common shares that we issued to a group of private investors on September 29, 2008. There were no preferred shares outstanding as of June 30, 2008. In addition, as of the date hereof, we have the ability to issue 852,163 common shares pursuant to share-based awards that may be granted in the future under our existing equity compensation plans. We have issued 22,000 common shares, 17,160 common shares, 14,625 common shares and 4,600 common shares under equity compensation plans to date in 2008, in 2007, in 2006 and in 2005, respectively.

Subject to applicable NASDAQ rules, our board generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued common shares for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans. We may seek additional equity capital in the future as we develop our business and expand our operations. Any issuance of additional common shares or equity derivative securities will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common shares. Shares that we may issue in connection with this offering will increase the total number of outstanding shares and dilute the percentage ownership interest of our existing shareholders.

Our Directors, Executive Officers and Employee Stock Ownership Plan Own a Substantial Amount of Our Common Shares and May Significantly Impact the Outcome of Future Shareholder Votes Even after the Sale of the Common Shares Offered Hereby

As of February 12, 2008, our executive officers and directors and their family members together beneficially owned approximately 7.3% of the issued and outstanding shares of our common shares. In addition, as of December 31, 2007, our employee stock ownership plan beneficially owned approximately 4.3% of our issued and outstanding common shares. As a result, these persons, including employees who are participants in our employee stock ownership plan, have the ability to exert significant influence on various matters, including the election of directors, changes in the size and composition of the board of directors and mergers and other business combinations or strategic transactions involving our company. In addition, the concentration of voting power in the hands of those individuals, as well as the anti-takeover provisions contained in our certificate of incorporation and New York law described in the relevant sections under “Description of Our Common Shares” on page 17, could have the effect of delaying or preventing a change of control of our company, even if the change of control would benefit our other shareholders. A perception in the investment community of an anti-takeover environment at our company could cause investors to value our shares lower than in the absence of such a perception.

Our Share Price Can Be Volatile

Share price volatility may make it more difficult for you to resell your common shares when you want and at prices you find attractive. Our share price can fluctuate significantly in response to a variety of factors including, among other things:

•	Actual or anticipated variations in quarterly results of operations.

•	Recommendations by securities analysts.

•	Operating and share price performance of other companies that investors deem comparable to us.

•	News reports relating to trends, concerns and other issues in the financial services industry.

•	Perceptions in the marketplace regarding us and/or our competitors.

•	New technology used, or services offered, by competitors.

•	Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors.

•	Failure to integrate acquisitions or realize anticipated benefits from acquisitions.

•	Changes in government regulations.

•	Geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our share price to decrease regardless of operating results.

The Trading Volume in Our Common Shares Is Less Than That of Other Larger Financial Services Companies

Although our common shares are listed for trading on The NASDAQ Global Select Market, the trading volume in our common shares is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common shares at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common shares, significant sales of our common shares, or the expectation of these sales, could cause our share price to fall.

An Investment in Our Common Shares Is Not an Insured Deposit

Our common shares are not a bank deposit and, therefore, are not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common shares is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus and is subject to the same market forces that affect the price of common shares in any company. As a result, if you acquire our common shares, you could lose some or all of your investment.

Our Certificate of Incorporation, By-Laws and Shareholders Protection Rights Agreement, As Well As Certain Banking Laws, May Have an Anti-Takeover Effect

Provisions of our certificate of incorporation and by-laws, federal and state banking laws, including regulatory approval requirements, and our Shareholder Protection Rights Agreement could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common shares.

Our Ability to Pay Cash Dividends Is Limited, and We May Be Unable to Pay Future Dividends Even If We Desire to Do So

Our ability to pay cash dividends may be limited by regulatory restrictions, by the Bank’s ability to pay cash dividends to our holding company and by our need to maintain sufficient capital to support our operations. The ability of the Bank to pay cash dividends to our holding company is limited by its obligations to maintain sufficient capital and by other restrictions on its cash dividends that are applicable to New York State commercial banks and banks that are regulated by the FDIC. If the Bank is not permitted to pay cash dividends to our holding company, it is unlikely that we would be able to pay cash dividends on our common shares.

Risks Associated with Our Industry

The Earnings of Financial Services Companies Are Significantly Affected by General Business and Economic Conditions

Our operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U.S. economy and the local economies in which we operate, all of which are beyond our control. A deterioration in economic conditions could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, among other things, any of which could have a material adverse impact on our financial condition and results of operations.

Financial Services Companies Depend on the Accuracy and Completeness of Information about Customers and Counterparties

In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Consumers May Decide Not to Use Banks to Complete Their Financial Transactions

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

USE OF PROCEEDS

Unless indicated otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of Shares by us for general corporate purposes, which may include, among other things, providing additional capital to the Bank to support asset growth. We will not receive any of the proceeds from sales of Shares by the Selling Shareholders. All proceeds from the sale of those Shares will be for the account of Selling Shareholders. Additional information on the use of proceeds from the sale of Shares offered by this prospectus may be set forth in the applicable prospectus supplement relating to such offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

Our summary consolidated financial data presented below as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 are derived from our audited consolidated financial statements. The summary consolidated financial data presented below as of and for the periods ended June 30, 2008, and June 30, 2007, are derived from our unaudited consolidated financial statements and consist of all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation thereof. Interim results are not indicative of year-end results. The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2007 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed with the SEC and incorporated herein by reference.

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
	(Dollars in Thousands, Except Per Share Data and Other Data)
Operating Results
Interest income	$41,798	$38,673	$78,656	$67,781	$48,623	$36,530	$30,170
Interest expense	18,679	18,478	37,576	29,564	16,652	10,347	7,691
Net interest income	23,119	20,195	41,080	38,217	31,971	26,183	22,479
Provision for loan losses	1,500	700	1,300	1,500	1,200	196	763
Net interest income after provision for loan losses	21,619	19,495	39,780	36,717	30,771	25,987	21,716
Other income	4,579	4,436	9,223	9,357	8,190	5,417	4,079
Operating expenses	14,763	13,262	26,954	24,413	21,140	15,418	11,435
Net income	7,526	7,055	14,275	13,967	11,066	10,011	9,099

Per Common Share(1)
Basic earnings	0.77	0.73	1.47	1.43	1.13	1.02	0.91
Diluted earnings	0.77	0.73	1.47	1.43	1.13	1.02	0.91
Cash dividends declared	0.08	0.08	0.16	0.16	0.16	0.13	0.12

Financial Position
Total assets	1,523,021	1,083,062	1,121,149	1,048,224	878,282	677,003	565,085
Average assets	1,313,567	1,083,062	1,080,272	965,511	786,216	634,811	504,899
Total loans, net of allowance for loan losses	1,344,198	912,246	975,668	842,207	692,457	565,181	454,870
Total deposits	1,112,717	943,613	990,801	892,317	696,925	514,314	481,331
Total shareholders’ equity	85,739	73,471	80,102	66,807	55,850	46,943	39,178
Weighted average number of common shares outstanding(1)	9,788,837	9,767,779	9,769,833	9,754,186	9,767,262	9,793,097	9,945,276

Other Data (2)
Return on average assets	1.15%	1.33%	1.32%	1.45%	1.41%	1.58%	1.80%
Return on average shareholders’ equity	18.17%	20.08%	19.40%	22.63%	21.48%	23.37%	24.74%

Net interest margin	3.76%	4.07%	4.10%	4.24%	4.39%	4.47%	4.90%
Operating efficiency ratio	53.46%	54.13%	53.83%	51.82%	52.83%	48.89%	42.97%
Dividend payout ratio	10.43%	10.62%	10.74%	10.18%	12.85%	11.86%	11.90%
Average total loans to average total deposits ratio	113.34%	95.47%	96.32%	94.90%	93.74%	98.78%	93.53%

Asset Quality Ratios
Non-performing assets(3) to total loans	0.72%	0.80%	0.78%	0.82%	0.01%	0.00%	0.00%
Net (charge-offs) recoveries to total loans	0.00%	(0.01)%	(0.01)%	(0.05)%	(0.02)%	0.00%	0.01%

Allowance for probable loan losses to non-accrual loans	2,910%	1,766%	2,426%	58,758%	12,689%	NM	NM
Allowance for probable loan losses to total loans	0.72%	0.84%	0.84%	0.83%	0.85%	0.86%	1.04%

Capital Ratios
Equity to assets ratio	5.63%	6.78%	7.14%	6.37%	6.36%	6.93%	6.93%
Leverage ratio	7.71%	8.26%	8.45%	7.94%	7.70%	9.00%	9.09%
Tier 1 risk-based capital ratio	8.67%	9.75%	9.78%	9.76%	9.38%	10.41%	10.75%
Total risk-based capital ratio	10.36%	10.62%	10.67%	10.62%	10.31%	11.39%	11.87%

Other Data
Number of branch offices	17	15	15	14	13	11	10
Number of employees	225	185	198	188	179	168	119

(1)	Retroactive recognition has been given for stock dividends and splits.
(2)	Ratios have been annualized for reporting purposes.
(3)	Excludes restructured accruing loans and loans 90 days or more past due and still accruing.

REGULATION AND SUPERVISION

We are subject to extensive regulation under federal and state laws. Federal and New York State banking laws, regulations and policies extensively regulate the Company and the Bank, including prescribing standards relating to capital, earnings, dividends, the repurchase or redemption of shares, loans or extension of credit to affiliates and insiders, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, asset growth, impaired assets and loan-to-value ratios. The regulatory framework is intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole and not for the protection of security holders.

Set forth below is a description of the significant elements of the laws and regulations applicable to us. The description is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are described. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to us and our subsidiaries could have a material effect on our business.

Regulatory Agencies

We are a legal entity separate and distinct from the Bank and our other subsidiaries. As a bank holding company, we are regulated under the Bank Holding Company Act of 1956, as amended (“BHC Act”), and are subject to inspection, examination and supervision by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”). We are also under the jurisdiction of the Securities and Exchange Commission (“SEC”) and are subject to the disclosure and regulatory requirements of the Securities Act of 1933 (“Securities Act”) and the Securities Exchange Act of 1934 (“Exchange Act”). We are listed on The NASDAQ Global Select Market under the trading symbol “SMTB” and are subject to the rules of the NASDAQ for listed companies.

The Bank is organized as a New York State chartered bank and is subject to extensive regulation and supervision by the New York State Banking Department (the “Banking Department”), as its chartering agency, and by the FDIC, as its insurer of deposits. The Bank must file reports with the Banking Department and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other depository institutions. Furthermore, the Bank is periodically examined by the Banking Department and the FDIC to assess compliance with various regulatory requirements, including safety and soundness considerations.

Our insurance subsidiary is subject to regulation by the New York State Insurance Department.

Bank Holding Company Activities

In general, the BHC Act limits the business of bank holding companies to banking, managing or controlling banks and other activities that the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereto. The BHC Act generally limits acquisitions by bank holding companies that are not qualified as financial holding companies to commercial banks and companies engaged in activities that the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereto.

The BHC Act, the New York Banking Law and other federal and state statutes regulate acquisitions of commercial banks. The BHC Act requires the prior approval of the Federal Reserve Board for the direct or indirect acquisition of more than 5.0% of the voting shares of a commercial bank or its parent holding company. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position of the combined organization, the applicant’s performance record under the Community Reinvestment Act (see the section captioned “Community Reinvestment Act” included elsewhere in this item) and fair housing laws and the effectiveness of the subject organizations in combating money-laundering activities. The New York Banking Law (the “Banking Law”) similarly regulates a change in control affecting the Bank and generally requires prior approval of the New York State Banking Board before any action is taken that causes any company to acquire direct or indirect control of a banking institution that is organized in New York.

Dividends

As a bank holding company, our principal source of funds is dividends from our subsidiaries. These funds are used to service our trust preferred securities as well as to pay expenses and dividends on our common shares. Under the Banking Law, a New York State-chartered stock-form bank may declare and pay dividends out of its net profits, unless there is an impairment of capital, but approval of the Superintendent of Banks is required if the total of all dividends declared in a calendar year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years less prior dividends paid. Federal bank regulatory agencies have the authority to prohibit the Bank from engaging in unsafe or unsound practices in conducting its business. The payment of dividends or other transfers of funds to us, depending on the financial condition of the Bank, could be deemed an unsafe or unsound practice. Under the foregoing dividend restrictions, and without adversely affecting its “well capitalized” status, the Bank could pay us aggregate dividends of approximately $32.5 million, without obtaining affirmative governmental approvals, at June 30, 2008. This amount is not necessarily indicative of amounts that may be paid or available to be paid in future periods.

In addition, we and the Bank are subject to other regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company or a bank, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The appropriate federal regulatory authorities have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings.

Borrowings

There are various restrictions on our ability to borrow from, and engage in certain other transactions with, the Bank. In general, these restrictions require that any extensions of credit must be secured by designated amounts of specified collateral and are limited, as to any one of us or our non-bank subsidiaries, to 10% of the Bank’s capital stock and surplus, and, as to us and all such non-bank subsidiaries in the aggregate, to 20% of the Bank’s capital stock and surplus.

Federal law also provides that extensions of credit and other transactions between the Bank and us or one of our non-bank subsidiaries must be on terms and conditions, including credit standards, that are substantially the same or at least as favorable to the Bank as those prevailing at the time for comparable transactions involving other non-affiliated companies or, in the absence of comparable transactions, on terms and conditions, including credit standards, that in good faith would be offered to, or would apply to, non-affiliated companies.

Source of Strength Doctrine

Federal Reserve Board policy requires bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Under this policy, we are expected to commit resources to support the Bank, including at times when we may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. The BHC Act provides that, in the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Capital Adequacy and Prompt Corrective Action

Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors.

The Federal Reserve Board and the FDIC have substantially similar risk-based capital ratio and leverage ratio guidelines for banking organizations. The guidelines are intended to ensure that banking organizations have adequate capital given the risk levels of assets and off-balance-sheet financial instruments. Under the guidelines, banking organizations are required to maintain minimum ratios for Tier 1 capital and “total capital” (the sum of Tier 1, Tier 2 and Tier 3 capital described below) to risk-weighted assets (including certain off-balance-sheet items, such as letters of credit). For purposes of calculating the ratios, a banking organization’s assets and some of its specified off-balance-sheet commitments and obligations are assigned to various risk categories. A depository institution’s or holding company’s capital, in turn, is classified in one of three tiers, depending on type:

•
Core Capital (Tier 1).  Tier 1 capital includes common equity, retained earnings, qualifying non-cumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual stock at the holding company level, minority interests in equity accounts of consolidated subsidiaries, qualifying trust preferred securities, less goodwill, most intangible assets and certain other assets.

•
Supplementary Capital (Tier 2).  Tier 2 capital includes, among other things, perpetual preferred stock and trust preferred securities not meeting the Tier 1 definition, qualifying mandatory convertible debt securities, qualifying subordinated debt, and allowances for possible loan and lease losses, subject to limitations.

•	Market Risk Capital (Tier 3). Tier 3 capital includes qualifying unsecured subordinated debt.

We, like other bank holding companies, currently are required to maintain Tier 1 capital and total capital equal to at least 4.0% and 8.0%, respectively, of its total risk-weighted assets (including various off-balance-sheet items, such as letters of credit). The Bank, like other depository institutions, is required to maintain similar capital levels under capital adequacy guidelines. For an organization to be considered “well capitalized” under the regulatory framework for prompt corrective action, its Tier 1 and total capital ratios must be at least 6.0% and 10.0% on a risk-adjusted basis, respectively.

Bank holding companies and banks are also required to comply with minimum leverage ratio requirements. The leverage ratio is the ratio of a banking organization’s Tier 1 capital to its total adjusted quarterly average assets (as defined for regulatory purposes). For an organization to be considered“well capitalized” under the regulatory framework for prompt corrective action, its leverage ratio must be at least 5.0%.

The Federal Deposit Insurance Act, as amended (“FDIA”), requires among other things, the federal banking agencies to take “prompt corrective action” in respect of depository institutions that do not meet minimum capital requirements. The FDIA sets forth the following five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulation. The relevant capital measures are the total capital ratio, the Tier 1 capital ratio and the leverage ratio.

Under the regulations adopted by the federal regulatory authorities, a bank will be: (1) “well capitalized” if the institution has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater, and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (2) “adequately capitalized” if the institution has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater and is not “well capitalized”; (3) “undercapitalized” if the institution has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0% or a leverage ratio of less than 4.0%; (4) “significantly undercapitalized” if the institution has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0% or a leverage ratio of less than 3.0%; and (5) “critically undercapitalized” if the institution’s tangible equity is equal to or less than 2.0% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As of June 30, 2008, the Bank, was “well capitalized” based on the ratios and guidelines described above. A bank’s capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank’s overall financial condition or prospects for other purposes.

The FDIA generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be “undercapitalized.” “Undercapitalized” institutions are subject to growth limitations and are required to submit a capital restoration plan. The agencies may not accept such a plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. In addition, for a capital restoration plan to be acceptable, the depository institution’s parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (1) an amount equal to 5.0% of the depository institution’s total assets at the time it became undercapitalized and (2) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.”

“Significantly undercapitalized” depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator.

Deposit Insurance

Substantially all of the deposits of the Bank are insured up to applicable limits by the Deposit Insurance Fund (“DIF”) of the FDIC and are subject to deposit insurance assessments to maintain the DIF. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank’s capital level and supervisory rating (“CAMELS rating”). As of January 1, 2007, the previous nine risk categories utilized in the risk matrix were condensed into four risk categories, which continue to be distinguished by capital levels and supervisory ratings.

Depositor Preference

The FDIA provides that, in the event of the “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution.

Community Reinvestment Act

The Community Reinvestment Act of 1977 (“CRA”) requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low- and moderate-income individuals and communities. Depository institutions are periodically examined for compliance with the CRA and are assigned ratings. Banking regulators take into account CRA ratings when considering approval of a proposed transaction.

The Bank is also subject to the provisions of the Banking Law which impose continuing and affirmative obligations upon a banking institution organized in New York to serve the credit needs of its local community (the “NYCRA”). Such obligations are substantially similar to those imposed by the CRA. The NYCRA requires the Banking Department to make a periodic written assessment of an institution’s compliance with the NYCRA, utilizing a four-tiered rating system, and to make such assessment available to the public. The NYCRA also requires the Superintendent of Banks to consider the NYCRA rating when reviewing an application to engage in certain transactions, including mergers, asset purchases, and the establishment of branch offices or ATMs, and provides that such assessment may serve as a basis for the denial of any such application. As of June 30, 2008, the Bank’s CRA rating was “satisfactory.”

Financial Privacy

In accordance with the Gramm-Leach-Bliley Financial Modernization Act of 1999 (“GLB Act”), federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Anti-Money Laundering and the USA Patriot Act

A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the “USA Patriot Act”) substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The United States Treasury Department has issued and, in some cases, proposed a number of regulations that apply various requirements of the USA Patriot Act to financial institutions such as the Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Certain of those regulations impose specific due diligence requirements on financial institutions that maintain correspondent or private banking relationships with non-U.S. financial institutions or persons. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Office of Foreign Assets Control Regulation

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the “OFAC” rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”). The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (1) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (2) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Legislative Initiatives

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Bank in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on our financial condition or results of operations. A change in statutes, regulations or regulatory policies applicable to us or any of our subsidiaries could have a material effect on our business.

DESCRIPTION OF OUR COMMON SHARES

In this section entitled “Description of our Common Shares,” references to “us,” “our,” “we,” “Smithtown Bancorp” and similar references refer only to Smithtown Bancorp, Inc. and not to our consolidated subsidiaries.

The following is a summary description of our common shares. This description is not complete, and is qualified in its entirety by reference to the provisions of our certificate of incorporation, as amended, and by-laws, as amended, as well as the New York Business Corporation Law. Our certificate of incorporation, as amended, and by-laws, as amended, have been filed with the SEC and will be incorporated by reference into any registration statement we file with the SEC in the future.

Authorized Capital Stock

We are authorized to issue 20,100,000 shares of capital stock. Of that amount, we are authorized to issue 20,000,000 common shares, par value $0.01 per share, and 100,000 preferred shares, par value $0.01 per share.

Voting

Holders of our common shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. Other questions properly brought before a shareholders’ meeting generally will be determined by a majority vote of the shares issued and outstanding.

Dividends

Holders of our common shares are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any preferences to which holders of preferred shares that we may issue in the future are entitled. Under applicable banking law, the Bank may only pay dividends out of its net profits, and the total of all dividends declared in any calendar year by the Bank may not, without applicable regulatory approvals, exceed the aggregate of the Bank’s net income and retained net income for the current year and the preceding two years. If, in the opinion of the federal bank regulatory agency, a depository institution under federal bank regulatory jurisdiction is deemed to be engaged in or about to engage in an unsafe or unsound practice (which could include the payment of dividends), it may be required to cease and desist from the practice. The Federal Reserve Board has similar authority with respect to bank holding companies. Compliance with these standards could limit the amount of dividends that we and/or the Bank may pay in the future. For more information, see “Regulation and Supervision” on page 12.

Preemptive Rights

Holders of our common shares will not be entitled to preemptive rights with respect to additional common shares or other capital stock that we may issue. The outstanding shares of our common shares are, and the common shares offered hereby will be, when issued and paid for, validly issued, fully paid and nonassessable.

Liquidation Preference

Upon our dissolution and after paying or adequately providing for payment of our liabilities, we may, pursuant to Section 1005 of the New York Business Corporation Law (the “BCL”), distribute our remaining assets to our shareholders according to our shareholders’ respective rights, subject to any preferences to which holders of preferred shares that we may issue in the future are entitled.

Authorized but Unissued Shares

Our authorized but unissued common shares are available for general corporate purposes, including, but not limited to, possible issuance as share dividends, use in connection with mergers or acquisitions, cash dividend reinvestments, public or private offerings or any employee stock ownership or option plans. Normally, no shareholder approval would be required for the issuance of these shares, except as required to approve a transaction in which common shares are to be issued in excess of the number currently authorized or as required under applicable law and regulations of any securities exchange on which our common shares are listed.

Anti-Takeover Provisions

Our board of directors may, if it deems advisable, oppose a tender or other offer for our securities and is authorized to consider any pertinent issues in making such decision.

Our certificate of incorporation provides that the board of directors of Smithtown Bancorp is divided into three classes and the directors’ terms are staggered such that one-third of Smithtown Bancorp’s directors are elected each year. The classification of the board has the effect of requiring at least two annual shareholder meetings, instead of one, to replace a majority of the members of the board of directors.

Furthermore, our certificate of incorporation also provides that any business combination that would result in the disposition of all or substantially all of our assets requires the affirmative vote of 80% of our outstanding common shares in the case of a business combination involving a person that is the beneficial owner of at least 5% of our common shares, unless (1) our board of directors approved a memorandum of understanding with such person with respect to such business combination before such person became a 5% beneficial owner or (2) our board of directors unanimously approves such business combination.

The foregoing provisions may not be amended, altered, changed or repealed without the affirmative vote of at least 80% of the outstanding capital stock entitled to vote.

 Statutory Restrictions

The BCL restricts certain business combinations. The statute prohibits certain New York corporations from engaging in a merger or other business combination with a holder of 20% or more of the corporation’s outstanding voting stock (“interested shareholder”) for a period of five years following acquisition of the stock unless the merger or other business combination, or the acquisition of the stock, is approved by the corporation’s board of directors prior to the date of the stock acquisition. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if a majority of the shares not owned by the 20% shareholder vote in favor of the combination or the aggregate amount of the offer meets certain fair price criteria.

The provisions of Section 912 of the BCL apply if and for so long as a New York corporation has a class of securities registered under Section 12 of the Exchange Act. We have not elected to opt out of these provisions of the BCL.

Existence of the above provisions could result in Smithtown Bancorp being less attractive to a potential acquirer, or result in Smithtown Bancorp shareholders receiving less for their shares of common stock than they otherwise might receive if there is a takeover attempt.

Rights Plan

Under Smithtown Bancorp’s Shareholder Protection Rights Agreement, between Smithtown Bancorp and Mellon Investor Services LLC, as rights agent, each outstanding common share has a right attached to it. This right remains attached unless a separation time occurs. At separation time, common shareholders will receive separate certificates for these rights. Each right entitles its owner to purchase at separation time one one-hundredth of a participating preferred share. Such participating preferred share would have economic and voting terms similar to those of one common share. Separation time would generally occur at the earlier of the following two dates:

•	the tenth business day after any person or group commences a tender or exchange offer that, if completed, would entitle that person to 20% or more of the outstanding common shares; or

•	the first date of public announcement by Smithtown Bancorp that a person or group has acquired beneficial ownership of 20% or more of the outstanding common shares.

These rights will not trade separately from the common shares until the separation time occurs. The rights will expire at the earliest of:

•	the date on which Smithtown Bancorp’s board of directors elects to exchange all the rights (except those owned by the acquiring person or group) for common shares upon certain conditions;

•	the date on which the rights are redeemed;

•	the close of business on October 6, 2017; or

•	immediately prior to the effective time of certain mergers in which Smithtown Bancorp survives pursuant to an agreement entered into before the separate time occurs.

Once Smithtown Bancorp publicly announces that a person has acquired 20% of outstanding common shares, Smithtown Bancorp can allow for rights holders to buy our common shares for half of its market value. For example, Smithtown Bancorp would sell to each rights holder common shares worth $194 for $97 in cash. At the same time, any rights held by the 20% owner or any of its affiliates, associates or transferees will be void. In addition, after the separation time but prior to the time the acquiring person becomes the beneficial owner of more than 50% of the outstanding common shares, Smithtown Bancorp’s board of directors may elect to exchange all of the then outstanding rights (other than those owned by the acquiring person or group) for common shares at an exchange ratio of one common share for one right. Upon election of this exchange, a right will no longer be exercisable and will only represent a right to receive one common share. Furthermore, if Smithtown Bancorp is acquired in a merger or other business combination after a person has become a 20% owner, the rights held by other shareholders would become exercisable to purchase the acquiring company’s common shares for half of their market value.

The rights may be redeemed by Smithtown Bancorp at a price of $0.01 per right by payments to holders before their exercise date. The rights have no voting rights and are not entitled to dividends.

The rights will not prevent a takeover of Smithtown Bancorp. The rights, however, may cause substantial dilution to a person or group that acquires 20% or more of common shares unless Smithtown Bancorp’s board first redeems the rights. Nevertheless, the rights should not interfere with a transaction that is in Smithtown Bancorp’s and its shareholders’ best interests because the rights can be terminated by the board before that transaction is completed.

The complete terms of the rights are contained in the Shareholder Protection Rights Agreement. This agreement and its amendments are incorporated by reference into the registration statement of which this prospectus is a part, and the description above is qualified entirely by those documents.

PRICE RANGE OF COMMON SHARES

Our common shares commenced trading on The NASDAQ SmallCap Market (now trading on The NASDAQ Global Select Market) under the symbol SMTB on April 5, 2004. Before that time, our common shares traded over the counter. The approximate high and low closing prices, with retroactive recognition given for in-kind dividends and splits, for Smithtown Bancorp’s common shares for the years ended December 31, 2007, 2006, 2005 and 2004 were as follows:

	Year ending December 31, 2008		Year ended December 31, 2007		Year ended December 31, 2006		Year ended December 31, 2005
	Low	High	Low	High	Low	High	Low	High
1st Quarter	19.59	22.45	23.25	26.00	17.67	21.51	16.36	20.61
2nd Quarter	16.25	21.91	21.84	25.89	20.76	24.94	13.98	17.57
3rd Quarter	15.61	22.50	22.74	24.99	21.46	27.27	14.85	16.36
4th Quarter	-	-	20.30	23.12	23.99	27.10	15.94	18.05

For each of the quarters shown in the table above, a cash dividend of $0.04 per share was declared and paid.

The last reported closing sales price of our common shares on The NASDAQ Global Select Market on October 6, 2008 was $20.35 per share.

As of June 30, 2008, there were approximately 651 holders of record of our common shares.

SELLING SHAREHOLDERS

The Shares being offered by the selling shareholders are those previously issued to the selling shareholders in a private placement that occurred on September 29, 2008, in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D as promulgated by the SEC under the Securities Act. As part of this private placement, the selling shareholders received certain registration rights. We are registering the Shares owned by the selling shareholders in order to permit the selling shareholders to offer the Shares for resale from time to time. All of the Shares offered by the selling shareholders under this prospectus are being offered for their own accounts. Except for ownership of the Shares and unless otherwise disclosed below, the selling shareholders have not had any material relationship with us within the past three years.

The table below sets forth, as of October 1, 2008:

•	the name and address of each selling shareholder;

•	the number of common shares and the percentage of common shares beneficially owned by each selling shareholder;

•	the maximum number of common shares that may be offered by each selling shareholder;

•	the number of common shares and the percentage of common shares to be beneficially owned by each selling shareholder after the sale of all the Shares.

Each selling shareholder may offer and sell, from time to time, some or all of the Shares covered by this prospectus. The actual number of Shares, if any, to be offered by each selling shareholder and the number of Shares and the percentage of Shares to be beneficially owned by such selling shareholder following such offering will be disclosed in an applicable prospectus supplement. We have registered the Shares covered by this prospectus for offer and sale by each selling shareholder so that those Shares may be freely sold to the public by such selling shareholder. Registration of the Shares covered by this prospectus does not mean, however, that those Shares necessarily will be offered or sold.

Name and Address of Selling Shareholders	Shares Beneficially Owned Prior to the Offering(1)		Shares Offered Hereby	Shares Beneficially Owned After Sale of Common Shares Offered Hereby
	Number	Percentage(2)(3)	Number	Number(3)	Percentage(4)
Banc Fund VI L.P. 20 North Wacker Drive, Suite 3300 Chicago, IL 60606	212,782	1.80%	61,297	151,485	1.28%

Banc Fund VII L.P. 20 North Wacker Drive, Suite 3300 Chicago, IL 60606	315,178	2.67%	102,233	212,945	1.80%

Banc Fund VIII L.P. 20 North Wacker Drive, Suite 3300 Chicago, IL 60606	229,327	1.94%	229,327	0	0

Central Financial Corporation PO Box 1366 Hutchinson, KS 67504	357,880	3.03%	250,000	107,880	0.91%

Consector Partners, LP 801 West 47th Street, Suite 201 Kansas City, MO 64112	18,000	0.15%	18,000	0	0

Drake Associates, L.P. 55 Brookville Road Glen Head, NY 11545 Attn: Alec Rutherfurd	15,000	0.13%	15,000	0	0

Gordel Holdings Limited 9 West 57th Street New York, NY 10019	3,763	0.03%	3,763	0	0

GPC LVII, LLC 9 West 57th Street New York, NY 10019	6,386	0.05%	6,386	0	0

Johanna and Jeffrey Gunter Family Trust DTD Nov. 28, 1997 230 N. Rockingham Ave. Los Angeles, CA 90049	8,000	0.07%	8,000	0	0

Barry Horowitz 51 East 42nd Street, 9th Floor New York, NY 10017	7,000	0.06%	7,000	0	0

Jefferies Dakota Master Fund, Ltd. Walkers SPV Walker House, 87 Mary Street George Town, Grand Cayman Cayman Islands, Ky1-9002	178,000	1.51%	178,000	0	0

Malta Hedge Fund, L.P.* c/o Sandler O’Neill Asset Management 780 Third Avenue, 5th Floor New York, NY 10017	10,800	0.09%	10,800	0	0

Name and Address of Selling Shareholders	Shares Beneficially Owned Prior to the Offering(1)		Shares Offered Hereby	Shares Beneficially Owned After Sale of Common Shares Offered Hereby
	Number	Percentage(2)(3)	Number	Number(3)	Percentage(4)
Malta Hedge Fund II, L.P.* c/o Sandler O’Neill Asset Management 780 Third Avenue, 5th Floor New York, NY 10017	63,300	0.54%	63,300	0	0

Malta Offshore, Ltd.* c/o Sandler O’Neill Asset Management 780 Third Avenue, 5th Floor New York, NY 10017	18,500	0.16%	18,500	0	0

Malta Partners, L.P.* c/o Sandler O’Neill Asset Management 780 Third Avenue, 5th Floor New York, NY 10017	7,400	0.06%	7,400	0	0

O’Connor PIPES Corporate Strategies Master Limited One North Wacker Drive, 32nd Floor Chicago, IL 60606 Attn: Robert Murray	100,000	0.85%	100,000	0	0

OZ Global Special Investments Master Fund, L.P. 9 West 57th Street New York, NY 10019	12,986	0.11%	12,986	0	0

OZ Master Fund, Ltd. 9 West 57th Street New York, NY 10019	189,973	1.61%	189,973	0	0

OZ Select Master Fund, Ltd. 9 West 57th Street New York, NY 10019	1,892	0.02%	1,892	0	0

Samlyn Offshore Ltd. c/o Goldman Sachs (Cayman) Trust Limited PO Box 896, Gardenia Court, Suite 3307 45 Market Street Camana Bay, Cayman Islands	107,640	0.91%	107,640	0	0

Samlyn Onshore Fund, LP 527 Madison Ave, 17th Floor New York, NY 10022	72,360	0.61%	72,360	0	0

SOAM Capital Partners, L.P.* c/o Sandler O’Neill Asset Management 780 Third Avenue, 5th Floor New York, NY 10017	150,000	1.27%	150,000	0	0

Robert Steinberg 21 Vista Drive Greenwich, CT 06830	70,000	0.59%	70,000	0	0

Stieven Financial Investors, L.P. c/o Stieven Capital Advisors, L.P. 12412 Powerscourt Drive, Suite 250 St. Louis, MO 63131	154,800	1.31%	154,800	0	0

Name and Address of Selling Shareholders	Shares Beneficially Owned Prior to the Offering(1)		Shares Offered Hereby	Shares Beneficially Owned After Sale of Common Shares Offered Hereby
	Number	Percentage(2)(3)	Number	Number(3)	Percentage(4)
Stieven Financial Offshore Investors, Ltd. c/o Stieven Capital Advisors, L.P. 12412 Powerscourt Drive, Suite 250 St. Louis, MO 63131	25,200	0.21%	25,200	0	0

Robert I. Toussie 290 Exeter Street Brooklyn, NY 11235	101,143	0.86%	101,143	0	0

* Sandler O’Neill & Partners, L.P., an affiliate of Sandler O’Neill Asset Management, acted as placement agent in the private placement in which these selling shareholders acquired the Shares.

(1) The number of Shares beneficially owned and reported on the basis of regulations of the SEC governing determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. In computing the number of shares beneficially owned by a person and the percentage ownership of that person the number of common shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the accompanying footnotes or pursuant to applicable community property laws, each selling shareholder named in the table has sole voting and investment power with respect to the Shares set forth opposite such shareholder’s name.

(2) The percentage of ownership for each selling shareholder is based on 11,799,477 common shares outstanding as of September 30, 2008.

(3) Assumes that all of the Shares currently beneficially owned by such selling shareholder and registered hereunder are sold and such selling shareholder acquires no additional common shares before the completion of the offering by the selling shareholders.

(4) The percentage ownership for each selling shareholder is based on 11,799,477 common shares outstanding as of September 30, 2008 and assumes the sale of Shares only by such selling shareholder. Any sale by us (rather than the selling shareholders) of Shares covered by this prospectus would result in a decrease in the ownership percentage for each selling shareholder.

PLAN OF DISTRIBUTION

Either we or the selling shareholders may sell the Shares in and outside the United States through underwriters or dealers, including Sandler O’Neill & Partners, L.P., directly to purchasers or through agents or in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers. To the extent required by applicable law, a prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•
the purchase price of the Shares from us or the selling shareholders and, if the purchase price is not payable in U.S. dollars, the currency or composite currency in which the purchase price is payable;

•	the net proceeds to us or the selling shareholders from the sale of the Shares;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

The selling shareholders also may resell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act rather than pursuant to this prospectus.

Sales Through Underwriters or Dealers

If we or the selling shareholders use underwriters in the sale of Shares, the underwriters will acquire the Shares for their own account. The underwriters may resell the Shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer Shares to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we or the selling shareholders inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the Shares will be subject to conditions, and the underwriters will be obligated to purchase all the Shares if they purchase any Shares. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

We or the selling shareholders may grant to the underwriters options to purchase additional offered securities, to cover over-allotments, if any, at the public offering price with additional discounts or commissions, in each case, as may be set forth in the applicable prospectus supplement.

During and after an offering through underwriters, the underwriters may purchase and sell the Shares in the open market. These transactions may include short sales, over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered Shares sold for their account may be reclaimed by the syndicate if such offered Shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered Shares, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise. Underwriters are not required to engage in any of these activities or to continue such activities if commenced.

If we or the selling shareholders use dealers in the sale of Shares, we or the selling shareholders will sell the Shares to them as principals. They may then resell the Shares to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the Shares may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of such Shares. We or the selling shareholders will include in any prospectus supplement the names of the dealers and the terms of the transactions.

Direct Sales and Sales Through Agents

We or the selling shareholders may sell the Shares directly. In that event, no underwriters or agents would be involved. We and the selling shareholders may also sell the Shares through agents that we or the selling shareholders designate from time to time. In the prospectus supplement, we or the selling shareholders will name any agent involved in the offer or sale of the Shares, and we or the selling shareholders will describe any commissions payable by us or the selling shareholders, respectively, to the agent. Unless we or the selling shareholders inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We or the selling shareholders may sell the Shares directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of the Shares. We or the selling shareholders will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we or the selling shareholders so indicate in the prospectus supplement, we or the selling shareholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Shares from us or the selling shareholders at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We or the selling shareholders may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or the selling shareholders or perform services for us or the selling shareholders in the ordinary course of their businesses.

We will bear all costs, expenses and fees associated with the registration of the Shares. The selling shareholders will bear the fees and expenses of their own counsel and all commissions, brokerage fees and discounts, if any, associated with the sale of Shares owned by them.

Underwriters, dealers, agents and their affiliates who participate in the securities distribution may engage in transactions with or perform services for us in the ordinary course of business.

VALIDITY OF SHARES

The validity of the Shares offered by us pursuant to this prospectus will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. The validity of the Shares offered by the selling shareholders pursuant to this prospectus will be passed upon for the selling shareholders by counsel named in your prospectus supplement; and the validity of the Shares will be passed upon for any underwriters or agents by counsel named in your prospectus supplement.

EXPERTS

Our consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, included in our 2007 Annual Report on Form 10-K for the year ended December 31, 2007, and incorporated by reference herein, have been incorporated by reference herein in reliance upon the reports of Crowe Horwath LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 under the Securities Act relating to the securities covered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information, you should refer to the registration statement and its exhibits.

You may read and copy the registration statement and any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You can also review our filings by accessing the website maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

The SEC allows us to “incorporate by reference” information that we file with the SEC into this prospectus, which means we can disclose important information to you by referring you to another document. The information incorporated by reference is considered to be a part of this prospectus from the date on which we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the termination of the offering of the securities by means of this prospectus will automatically update and, where applicable, supersede information contained in this prospectus or incorporated by reference into this prospectus.

Information about our business and results of operations, financial condition, cash flows, management and other financial and operational data is available in the following documents, which can be accessed at http://www.sec.gov and are incorporated herein by reference (other than, in each case, any document or information that is deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Proxy Statement dated March 13, 2008;

•	Quarterly Reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008;

•	Current Reports on Form 8-K filed:

October 1, 2008
August 27, 2008
August 26, 2008
July 15, 2008
June 30, 2008
June 11, 2008
June 9, 2008
May 27, 2008
April 25, 2008
April 18, 2008
March 7, 2008
February 27, 2008
February 26, 2008
February 1, 2008
January 14, 2008

•	Registration Statements on Forms 8-A and 8-A/A filed:

March 14, 2008 August 24, 2004 February 5, 2004 January 22, 2004 April 26, 2002 January 26, 1998 October 8, 1997 March 22, 1985

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or calling us at the following address:

Smithtown Bancorp, Inc.
100 Motor Parkway, Suite 160
Hauppauge, NY 11788-5138
(631) 360-9300
Attn: Judith Barber

or you may obtain them from our corporate website at www.bankofsmithtownonline.com. Except for documents specifically incorporated into this prospectus, information on our website is not incorporated herein by reference and is not part of this prospectus.

All of the documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus and to be a part hereof from the date of filing of such documents with the SEC (other than, for the avoidance of doubt, documents or information deemed to have been furnished and not filed in accordance with SEC rules) and may modify and supersede information contained in this prospectus or previously filed SEC documents that are incorporated by reference herein.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained in this prospectus that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the SEC, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of our plans, objectives and expectations or those of our management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	Local, regional, national and international economic conditions and the impact they may have on us and our customers and our assessment of that impact.

•	Changes in the level of non-performing assets and charge-offs.

•	Changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements.

•	The effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board.

•	Inflation, interest rate, securities market and monetary fluctuations.

•	Political instability.

•	Acts of war or terrorism.

•	The timely development and acceptance of new products and services and perceived overall value of these products and services by users.

•	Changes in consumer spending, borrowings and savings habits.

•	Changes in the financial performance and/or condition of our borrowers.

•	Technological changes.

•	Acquisitions and integration of acquired businesses.

•	The ability to increase market share and control expenses.

•	Changes in the competitive environment among financial holding companies and other financial service providers.

•	The quality and composition of our loan or investment portfolio.

•	The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we and our subsidiaries must comply.

•
The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters.

•	Changes in our organization, compensation and benefit plans.

•
The costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews.

•	Greater than expected costs or difficulties related to the opening of new branch offices or the integration of new products and lines of business, or both.

•	Our success at managing the risk involved in the foregoing items.

Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

Further information on other factors that could affect us is included in the SEC filings incorporated by reference in this prospectus. See also “Risk Factors” contained herein and therein.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred by Smithtown Bancorp, Inc. in connection with the sale and distribution of the securities being registered hereby. All amounts shown are estimates.

Amount to be Paid
SEC Registration Fee		$3,941.51
Legal Fees and Expenses		[________]
Accounting Fees and Expenses		[________]
Printing and Engraving Expenses		[________]
Miscellaneous Expenses		[________]
Total	$	[________]

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 722 of the New York Business Corporation Law authorizes indemnification of directors and officers under certain circumstances. Under the Bylaws of Smithtown Bancorp, Inc., the company provides for the following indemnification of directors and officers: Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation or served any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the corporation, shall be indemnified by the corporation against judgments, fines, amounts paid in settlement and reasonable expenses, including attorney’s fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, to the fullest extent permitted under Article 7 of the New York Business Corporation Law. The Board of Directors may also, in its discretion, cause the corporation to maintain insurance for the indemnification of directors and officers as permitted under Section 726 of the New York Business Corporation Law. Smithtown Bancorp, Inc. has purchased an officers and directors liability insurance policy which provides for insurance of directors and officers of the Company against certain liabilities they may incur in their capacities as such.

ITEM 16. LIST OF EXHIBITS

See Exhibit Index, which is incorporated herein by reference.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

(i)
Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of an undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by an undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Smithtown Bancorp, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Form S-3 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hauppauge, State of New York, on October 6, 2008.

SMITHTOWN BANCORP, INC.

By:	/s/ BRADLEY E. ROCK
Name: Bradley E. Rock Chairman, President, and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bradley E. Rock and Anita M. Florek, and each of them severally, as his or her true and lawful attorneys-in-fact, and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign this Registration Statement on Form S-3 and any and all amendments (including pre-effective and post-effective amendments) thereto, and to file the same, with the exhibits thereto, and other documents in connection herewith, including any related registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing required and necessary to be done in and about the foregoing as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ BRADLEY E. ROCK (Bradley E. Rock)	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	October 6, 2008

/s/ ANITA M. FLOREK (Anita M. Florek)	Executive Vice President (Principal Financial Officer)	October 6, 2008

/s/ PATRICIA C. DELANEY (Patricia C. Delaney)	Director	October 6, 2008

/s/ PATRICK A. GIVEN (Patrick A. Given)	Director	October 6, 2008

/s/ GEORGE DUNCAN (George Duncan)	Director	October 6, 2008

Signature	Title	Date

/s/ HYUKMUN KWON (Hyukmun Kwon)	Director	October 6, 2008

(Robert W. Scherdel)	Director

/s/ SANFORD C. SCHEMAN (Sanford C. Scheman)	Director	October 6, 2008

(Manny Schwartz)	Director

/s/ BARRY M. SEIGERMAN (Barry M. Seigerman)	Director	October 6, 2008

INDEX TO EXHIBITS

Exhibit No.	Description	Location

1.1	Underwriting Agreement.	**

4.1.1	Certificate of Incorporation, dated May 7, 1984	*

4.1.2	Certificate of Amendment of Certificate of Incorporation, dated May 30, 1997	*

4.1.3	Certificate of Amendment of Certificate of Incorporation, dated May 21, 1998	*

4.1.4	Certificate of Amendment of Certificate of Incorporation, dated July 9, 2001	*

4.1.5	Certificate of Amendment of the Certificate of Incorporation, dated June 21, 2004	*

4.1.6	Certificate of Amendment of the Certificate of Incorporation, dated May 16, 2005	*

4.2	By-Laws amended as of December 27, 2005
Filed as Exhibit 3(B) to Smithtown Bancorp, Inc.’s Registration Statement on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC on March 14, 2006, and incorporated herein by reference.

4.3	Specimen Certificate for Smithtown Bancorp, Inc.’s common shares	*

4.4.1	Shareholder Protection Rights Agreement between Smithtown Bancorp, Inc. and Mellon Investor Services LLC, dated as of September 23, 1997	Filed as Exhibit 2.1 to Smithtown Bancorp, Inc.’s Registration Statement on Form 8-A filed with the SEC on October 8, 1997, and incorporated herein by reference.

4.4.2	Amendment to Shareholder Protection Rights Agreement between Smithtown Bancorp, Inc. and Mellon Investor Services LLC, dated as of February 6, 2008	Filed as Exhibit 2.1 to Smithtown Bancorp, Inc.’s Registration Statement on Form 8-A/A filed with the SEC on March 14, 2008, and incorporated herein by reference.

5.1	Opinion of Sullivan & Cromwell LLP	*

23.1	Consent of Crowe Horwath LLP	*

23.2	Consent of Sullivan & Cromwell LLP	Included in exhibit 5.1 hereto.

24	Power of Attorney	Included on the signature pages of this Registration Statement.
________________

* Filed herewith

** If applicable, to be subsequently filed by amendment or as an exhibit to a current report on Form 8-K and incorporated herein by reference.